Elizabeth L. Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777 Tel (203) 402-1624 elizabeth.gioia@prudential.com
FILED VIA EDGAR
September 1, 2023
Alberto Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Pruco Life Insurance Company (“Registrant”)
Registration Statement on Form S-3 (File No. 333-263242)
ACCESSION NUMBER: 0000777917-22-000013

Dear Mr. Zapata:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby respectfully request that the above-referenced Registration Statement on Form S-3 together with all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn in its entirety. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2022.
The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, we believe that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a).
We intend to refile this registration statement in the future and we request that, in accordance with Rule 457(p) under the Securities Act, the amount of the filing fee associated with Registration Statement No. 333- 263242 that was paid to the Commission be offset against the filing fee due for our subsequent registration statement.
If you have any questions, please call me at (203) 402-1624.
Very truly yours,
/s/ Elizabeth L. Gioia
Elizabeth L. Gioia
Vice President, Corporate Counsel